EXHIBIT 99.10

Appendix 3A.1 - Notification of dividend / distribution

Announcement Details

Part 1 - Entity and announcement details

1.1 Name of +Entity

RIO TINTO LIMITED

1.2 Registered Number Type	**Registration Number**
ABN	196004458404

1.3 ASX issuer code

RIO

1.4 The announcement is
New announcement

1.5 Date of this announcement

29/7/2026

1.6 ASX +Security Code

RIO

ASX +Security Description

ORDINARY FULLY PAID

Part 2A - All dividends/distributions basic details

2A.1 Type of dividend/distribution
Ordinary

2A.2 The Dividend/distribution:

relates to a period of six months

2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date)

30/6/2026

2A.4 +Record Date

14/8/2026

2A.5 Ex Date

13/8/2026

2A.6 Payment Date

24/9/2026

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

- **Security holder approval**
- **Court approval**
- **Lodgement of court order with +ASIC**
- **ACCC approval**

For personal use only

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Appendix 3A.1 - Notification of dividend / distribution

For personal use only

- **FIRB approval**
- **Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.**

No

2A.8 Currency in which the dividend/distribution is made ("primary currency")

USD - US Dollar

2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form

USD 2.11000000

2A.9a AUD equivalent to total dividend/distribution amount per +security

AUD

2A.9b If AUD equivalent not known, date for information to be released

15/9/2026

Estimated or Actual?

Actual

2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?

Yes

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?

We have a Dividend/Distribution Reinvestment Plan (DRP)

2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution?

Yes

2A.11a(i) DRP Status in respect of this dividend/distribution

Full DRP

2A.12 Does the +entity have tax component information apart from franking?

No

Part 2B - Currency Information

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).

Yes

2B.2 Please provide a description of your currency arrangements

All cash dividends will be paid by direct credit. Where a securityholder has nominated an Australian, US, United Kingdom or New Zealand financial institution account for receipt of payments, payment will be made by direct credit in AUD, USD, GBP or NZD as applicable.

All dividend entitlements will be converted to AUD to enable calculation of Australian franking credits, and then converted to the currencies as elected by the shareholders. All conversions will be based on the exchange rates as at 15 September 2026, being 7 business days prior to the payment date.

Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry, offers a currency election facility (Global Wire

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Appendix 3A.1 - Notification of dividend / distribution

For personal use only

Facility) in a range of currencies. Securityholders may elect to receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: www.investorcentre.com.

Dividend payments for shareholders who do not provide their payment instructions,
- if domiciled in the USA, will be held in USO;
- if domiciled in the UK, will be held in GBP;
- if domiciled in New Zealand, will be held in NZD; and
- if domiciled in Australia or any other jurisdiction, will be held in AUD.

2B.2a Other currency/currencies in which the dividend/distribution will be paid:

Currency	Payment currency equivalent amount per security
AUD - Australian Dollar	AUD
GBP - Pound Sterling	GBP
NZD - New Zealand Dollar	NZD

2B.2b Please provide the exchange rates used for non-primary currency payments

2B.2c If payment currency equivalent and exchange rates not known, date for information to be released

15/9/2026

Estimated or Actual?

Actual

2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements?

No

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?

No

3A.1a Ordinary dividend/distribution estimated amount per +security

USO

3A.1 b Ordinary Dividend/distribution amount per security

USO 2.11000000

3A.2 Is the ordinary dividend/distribution franked?

Yes

3A.2a Is the ordinary dividend/distribution fully franked?

Yes

3A.3 Percentage of ordinary dividend/distribution that is franked

100.0000 %

3A.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

3A.4 Ordinary dividend/distribution franked amount per +security

USO 2.11000000

3A.5 Percentage amount of dividend which is unfranked

0.0000 %

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- Appendix 3A.1 - Notification of dividend / distribution 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.00000000 3A.7 Ordinary dividend/distribution conduit foreign income amount per security USD 0.00000000 Part 4A - +Dividend reinvestment plan (DRP) 4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP? Do not participate in DRP (i.e. cash payment) 4A.2 Last date and time for lodgement of election notices to share registry under DRP Thursday September 3, 2026 17:00:00 4A.4 Period of calculation of reinvestment price Start Date 4A.5 DRP price calculation methodology 4A.3 DRP discount rate 0.0000 % End Date Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. The DRP price will be announced to the market. 4A.6 DRP Price (including any discount): USD 4A.8 Will DRP +securities be a new issue? No 4A.7 DRP +securities +issue date 4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation? No 4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation? No 4A.11 Are there any other conditions applying to DRP participation? No 4A.12 Link to a copy of the DRP plan rules https://www.riotinto.com/invest/shareholder-information/dividends under the Rio Tinto Limited tab. 4A.13 Further information about the DRP Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution Appendix 3A.1 - Notification of dividend / distribution 5 /6

- Appendix 3A.1 - Notification of dividend / distribution 5.2 Additional information for inclusion in the Announcement Summary 2026 interim dividend of USD 2.11 per share is fully franked at the applicable corporate rate of 30%. Appendix 3A.1 - Notification of dividend / distribution 6 / 6